SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                              COMMISSION FILE NUMBER:  001-14957

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 11-K  [X] Form 20-F     [ ] Form 10-Q

[ ] Form N-SAR
        For Period Ended:  N/A

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
          For Period Ended: December 31, 1999

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION


                              TOWNPAGESNET.COM PLC
                            (Full name of registrant)

                         Former name if applicable: N/A

                                11 Market Square
                                      Alton
                               Hampshire GU34 1HD
                                     England
                     (Address of principal executive office)

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X]

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      The Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999 could not be filed within the prescribed time period because the Registrant, a first time filer of Form 20-F, has experienced unanticipated delays in the collection and compilation of certain information required for the preparation of the Form 20-F including financial information for the four subsidiaries acquired by the Registrant during the last fiscal year. Such delays could not be eliminated by the Registrant without unreasonable effort or expense. TownPagesNet.com plc respectfully requests a fifteen day extension pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, in order to file its Annual Report on Form 20-F. The Registrant's Form 20-F will be filed no later than the fifteenth calendar day following the prescribed due date.



                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

        Maria Allen                      212                      801 - 9396
           (Name)                    (Area Code)              (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             Yes [X]      No [ ]

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             Yes [X]      No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant completed its initial public offering on May 5, 1999. The proceeds from the offering enabled it to expand its operations. Also, during the last fiscal year, the Registrant completed four acquisitions the impact of which in addition to the expansion of activities following the initial public offering have resulted in a significant change in the results from operations from the previous fiscal year.

Net loss for fiscal 1998 was $1,450,121 compared to a net loss of $3,181,139 in fiscal 1999. The increase in the loss was due to growth and expansion of the Registrant and the amortization of goodwill arising from the acquisitions during the year of $1,384,336. Revenues increased from $1,862,507 in fiscal 1998 to $11,705,271 in fiscal 1999 due to growth and expansion of the Registrant. Revenues were offset by increases in the cost of revenues from $1,236,508 in fiscal 1998 compared to $7,508,647 in fiscal 1999, sales and marketing expenses from $584,695 in fiscal 1998 compared to $1,660,228 in fiscal 1999, research and development expenses from $112,921 in fiscal 1998 compared to $124,954 in fiscal 1999, general and administrative expenses from $1,189,181 in 1998 compared to $4,143,116 in fiscal 1999, depreciation and amortization charges from $69,874 in fiscal 1998 compared to $1,800,852 in fiscal 1999, and other income (expense) from ($119,449) expense in fiscal 1998 compared to $351,387 income in fiscal 1999. The Registrant had net capital deficiency at December 31, 1998 of $2,030,480 and net capital at December 31, 1999 of $31,390,268, including goodwill of $21,305,366 arising from the acquisitions discussed above.

The numbers are presented in US Dollars solely for the convenience of the reader and have been converted from pounds sterling to US Dollars at the prevailing exchange rate of (pound)1 = $1.6117 as of December 31, 1999. These figures are subject to final review and it is possible that certain changes may be reflected in our Report on Form 20-F when filed.

                                 TOWNPAGESNET.COM PLC
                     (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.






Date:  March 30, 2000                          By:   /s/RICHARD IAN WALKER
                                                     ---------------------
                                               Name:    Richard Ian Walker
                                               Title:   Chief Financial Officer